Mail Stop 3561
      October 31, 2005

Steven L. Day, Chief Executive Officer
Dover Saddlery, Inc.
525 Great Road
P. O. Box 1100
Littleton, MA  01460

      Re:	Dover Saddlery, Inc.
		Amendment No. 2 to Registration Statement on Form S-1
      Filed October 25, 2005
		File No. 333-127888

Dear Mr. Day:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 6.  Stockholders` Equity (Deficit), page F-19

Stock Option Plan, page F-20

1. We note your response to comment 17 in our letter dated October 21, 2005. Based on the information provided, it is still unclear whether the increase in fair value from December 31, 2004 to July 12,
2005 is supported by the events that you have outlined. Please provide us with additional information to support the significant increase in the fair value of your stock or record additional compensation expense on the stock options granted during 2004.


Note 10.  Subsequent Events, page F-22

2. We note that you do not reflect the 1.3179 for 1 stock split in the share amounts and financial information included within the financial statements and accompanying notes. According to SAB Topic
4C, for public companies, such changes in capital structure as a result of a stock split occurring after the last balance-sheet date but before the effective date of the registration statement must be reflected retroactively in the financial statements.


*****


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact David Irving, Staff Accountant, at (202) 551-3321, or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact David Mittelman, Legal Branch
Chief,
at (202) 551-3214 or me at (202) 551-3720 with any other
questions.

      Sincerely,


      H. Christopher Owings
      Assistant Director

cc:	John J. Concannon III, Esq.
	Bingham McCutchen LLP
	Fax:  (617) 951-8736
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Steven L. Day, Chief Executive Officer
Dover Saddlery, Inc.
October 31, 2005
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